SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act
of 1933, as amended, and the General Rules and Regulations thereunder, a Registration
 Statement on Form N-14, SEC File No. 333-
130096, was filed on December 2, 2005.
 and amended on January 3, 2006 and
January 12, 2006.  This filing relates
 to Agreements and Plans of Reorganization whereby MTB Maryland Municipal Bond
Fund and MTB Virginia Municipal Bond Fund
(each, a Surviving Fund and together,
 Surviving Funds), portfolios of MTB Group of
Funds, acquired all of the assets of
FBR Maryland Tax-Free Portfolio and FBR Virginia
Tax-Free Portfolio, respectively (each,
 an Acquired Fund and together, Acquired Funds), portfolios of The FBR Funds, in exchange for shares of the Surviving Funds. Shares of the Surviving Funds were distributed on a pro rata basis to the shareholders of the Acquired Funds in complete liquidation and termination of the Acquired Funds. As a result, effective February 24, 2006, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreements and Plans of Reorganization providing for the transfer of the assets of the Acquired Funds to the Surviving Funds were approved by the Surviving Funds'
Board of Trustees at their Special Meeting
 held on November 2, 2005 and by the
Acquired Funds' Board of Trustees at their
 Regular Meeting held on October 25, 2005;
and were also approved by the Acquired Funds'
 shareholders at a Special Meeting held
on February 24, 2006.

The Agreements and Plans of Reorganization for this merger are hereby incorporated by reference from the definitive Prospectus/Proxy
 Statement filed with the SEC on January
17, 2006.